UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08635

American Medical Alert Corp.
(Exact name of registrant as specified in its charter)

36-36 33rd Street
 Long Island City, New York
(212) 879-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value of $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, American Medical Alert Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 17, 2012	By:	/s/ Richard Rallo
		Name:	Richard Rallo
		Title:	Chief Operating Officer